DUST

Dust Motorcycles, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to December 31, 2023

Table of Contents





RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Dust Motorcycles, Inc. Management

We have reviewed the accompanying financial statements of Dust Motorcycles, Inc (the Company) which comprise the statement of financial position as of inception date through December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 5, 2024

DUST MOTORCYCLES, INC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31, 2023
ASSETS	
Current Assets:	
Cash & cash equivalents	65,920
Total Current Assets	65,920
Non-Current Assets:	
ROU Asset	36,020
Fixed Assets - net	13,825
Total Non-Current Assets	49,844
TOTAL ASSETS	115,764
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	24
ST Lease Liability	21,170
Other Current Liabilities	798
Total Current Liabilities	21,992
Non-Current Liabilities:	
LT Lease Liability	14,961
Total Non-Current Liabilities	14,961
TOTAL LIABILITIES	36,953
EQUITY	
Common Stock	50,000
SAFE	345,000
Accumulated Deficit	(316,189)
TOTAL EQUITY	78,811
TOTAL LIABILITIES AND EQUITY	115,764

DUST MOTORCYCLES, INC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31, 2023
Operating Expenses	
Advertising & Marketing	3,352
Payroll	140,313
General and Administrative	218,747
Rent expense	10,476
Depreciation Expense	1,320
Total Operating Expenses	**374,208**
Total Loss from Operations	**(374,208)**
Other Income / (Expense)	
Subscription Revenue	57,019
Other Miscellaneous Income	1,000
Total Other Income / (Expense)	**58,019**
Net Income (Loss)	**(316,189)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(314,869)**
Net Income (Loss)	**(316,189)**

DUST MOTORCYCLES, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		SAFEs	APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/23	-	-	-	-	-	-
Issuance of Common Stock	9,000,000	90	-	49,910	-	50,000
SAFE Notes	-	-	345,000	-	-	345,000
Additional Paid in Capital	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(316,189)	(316,189)
Ending balance at 12/31/23	9,000,000	90	345,000	49,910	(316,189)	78,811

DUST MOTORCYCLES, INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(316,189)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation Expense	1,320
ROU Asset	(36,020)
LT Lease Liability	14,961
ST Lease Liability	21,170
Accounts Payable	24
Other Current Liabilities	798
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,253
Net Cash provided by (used in) Operating Activities	(313,936)
INVESTING ACTIVITIES	-
Fixed Assets - net	(15,144)
Net Cash provided by (used in) Investing Activities	(15,144)
FINANCING ACTIVITIES	
SAFE	345,000
Common Stock	50,000
Net Cash provided by (used in) Financing Activities	395,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	65,920
Cash at end of period	65,920

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Dust Motorcycles, Inc. (the Company) was formed in Delaware on May 12, 2023. The company plans to earn revenue by designing and building electric dirt bikes for consumer and business usage. These bikes are designed for high-performance recreational and tactical usage. The company's headquarters is in Bend, Oregon. The customers will be located in the United States initially and at later dates, around the world.

The company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.   Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023.

<u>Cash & cash equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $65,920 in cash as of December 31, 2023.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer Equipment	3	1,087	181	-	906
Vehicles	3	7,387	821	-	6,566
Other Equipment	3	6,670	317	-	6,353
Grand Total	-	15,144	1,319	-	13,825

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Starting in 2025, the Company plans to earn revenues by the sale of electrical dirt bikes vehicles. The Company's primary obligation will be the delivery of the electrical dirt bikes. Revenue will be recognized at the time of shipment.

Currently, the Company is generating revenues by providing two types of subscription premium: the first one, denominated as Founders50 crowdfund premium subscription, which is available from 2023 to 2025 with a monthly payment of $250, and the second one denominated as First100 crowdfund premium subscription which will be available from 2024 to 2025 with a monthly fee of $500. The subscriptions provide the customer with monthly updates, exclusive development progress, community development, and building excitement for the launch between the Company and the crowdfund customers. The Revenue is recognized monthly once the subscription payment is received.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, legal fees, travel expenses, utilities, research and development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company did not have any debt as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 9,000,000 shares were issued and outstanding as of 2023

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE) - During the period ending in December 31, 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties, totaling $345,000 . The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 10% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2M.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5, 2024, the date these financial statements were available to be issued.

As of the report date, in 2024 the Company issued $295K in SAFE agreements with a 10% discount and a valuation cap of the agreements by $6M.